

October 30, 2013

Via Facsimile
Mr. Daniel B. O'Brien
President and Chief Executive Officer
Flexible Solutions International, Inc.
615 Discovery Street
Victoria, British Columbia, Canada V8T 5G4

RE: Flexible Solutions International, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 1, 2013
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 14, 2013
File No. 1-31540

Dear Mr. O'Brien:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Results of Operations, page 14

1. In future filings, please quantify and discuss in greater detail the factors contributing to the changes between periods in each of your financial statement line items. In circumstances where there is more than one factor contributing to the change, attempt to quantify the incremental impact of each factor discussed on the overall change in the line item. In addition, please also enhance your disclosure to discuss the reasons for the changes between periods in the significant line items of each of your segments. At a minimum, you should discuss the changes in revenue, material expenses and income (loss) for each

segment. Ensure your segment discussion includes the factors that have led to the continual segment losses in your EWCP segment. Please provide us draft disclosure to be included in future filings. Refer to Item 303(a)(3) of Regulation S-K.

Capital Resources and Liquidity, page 15

2. Regarding your liquidity disclosure, please provide draft disclosure to be included in future filings, that addresses the following:
   - You state that you do not know of any trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way and that you do not know of any significant changes in your expected sources and uses of cash other than as disclosed in your report. Please disclose all relevant information within your capital resources and liquidity section instead of limiting your disclosure by stating "other than as disclosed in this report." See Item 303(a)(1) of Regulation S-K.
   - Separately discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. For example, considering the significant impact inventories and depreciation had on your operating cash flows, your revised disclosure should specifically discuss the factors contributing to these changes and whether or not these changes represent anticipated trends in inventory levels or depreciation.

Item 8. Financial Statements and Supplementary Data, page 16

Note 8 – Short-Term Line of Credit, page F-15

3. We note that your line of credit contains customary affirmative and negative covenants. In future filings, please disclose whether you were in compliance with the covenants as of the reporting date.

Note 14 - Segmented, Significant Customer Information and Economic Dependency, page F-20

4. Please provide draft disclosure to be included in future filings that reconciles the total of your reportable segments' assets to your consolidated assets for each period presented. Refer to FASB ASC 280-10-50-30(c).

5. You disclose on page 21 that three customers accounted for $9,712,657 of sales made in 2012. Please disclose in future filings, for each customer who represents ten percent or more of your revenues, the total amount of revenues from each such customer. Please also disclose the identity of the segment(s) that reports the revenues derived from your customers who represent more than ten percent of your revenues for each period presented. See ASC

280-10-50-42. Please show us in your supplemental response what the revisions will look like.

Item 9A. Controls and Procedures, page 17

Management's Report on Internal Control Over Financial Reporting, page 17

6. You disclose that management has undertaken an assessment of the effectiveness of your internal control over financial reporting as of December 31, 2011. In future filings, please ensure that you refer to the appropriate year.

Item 10. Directors, Executive Officers and Corporate Governance, page 18

7. We note your disclosure on page 19 that you have a Code of Ethics that applies to your Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. However, you have not disclosed who serves as your Chief Financial Officer in the list of Directors and Executive Officers or elsewhere in your Form 10-K, although we do note that Mr. O'Brien signed the Form 10-K as Principal Financial and Accounting Officer. Please confirm if Mr. O'Brien is your Chief Financial Officer and in future filings, please clarify who serves as your Chief Financial Officer and provide the appropriate disclosure in your Form 10-K.

Item 11. Executive Compensation, page 20

Summary Compensation Table, page 20

8. We note that Mr. O'Brien's salary increased by approximately 250% from 2011 to 2012. In future filings, please include narrative disclosures necessary to understand the basis for Mr. O'Brien's salary and any material changes in compensation of your executive officers from year to year. See Item 402(o) of Regulation S-K. Please show us supplementally what your revised disclosure would have looked like for 2012.

9. We note your footnote (1) to the Summary Compensation Table, which says that the amount reflected in the table includes "cash and non-cash" base salary earned. Please revise in future filings to elaborate on any non-cash compensation received instead of any amount of salary that is foregone at the election of the officer. Also include a reference to narrative disclosure that describes the material terms of any award of non-cash compensation in the footnote and provide such narrative disclosure. Please show us supplementally what your revised disclosure would have looked like for 2012.

Exhibit 31 - Certifications

10. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. The Section 302 certifications included in your December 31, 2012 Form 10-K only refer to

Exchange Act Rule 13a-15(e), omitting the reference to Exchange Act Rule 15d-15(e). In addition, the Section 302 certifications included in your March 31, 2013 and June 30, 2013 Forms 10-Q refers to Exchange Act Rule 13a-15 instead of Exchange Act Rule 13a-15(e). In future filings, please include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K and refer to the appropriate locations for the definitions.

Form 10-Q for the Quarter Ended June 30, 2013

11. Please address the above comments in your interim financial statements to the extent they are applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant